Exhibit 15.13

LOAN AGREEMENT

This agreement is for the period from April 1, 2014 to 31st March 2015 is being made at Amira Pure Foods Private Limited (“APFPL”) on 12th April 2014 between Karan A. Chanana, Chairman and Director of Amira Pure Foods Private Limited, resident of Plot No. 550, Al Nabat, B-8-707, Palm Jumeirah , Dubai , UAE(hereafter called the party of first part)

And

Amira Pure foods Private Limited , having registered office at B-1/E-28, Mohan Cooperative Industrial Estate , Mathura Road , New Delhi-110044, India (hereinafter called the party of the Second Part)

WHEREAS the second part is in need of money and seek from the first party the said money without security, Second part will be liable to make repayment of the principal amount along with interest thereon demand made by the First part.

AND WHEREAS, the First part has agreed to lend loan with security to the Second part as his will and wish. Interest shall be calculated at the rate of 11% per annum on the daily balances of Loan.

IN WITNESS thereof the parties of this agreement have set their respective hands on the date month and year first given above

1. First Party	WITNESSES:

1.

/s/ Karan A. Chanana
(Karan A Chanana)

2. Second Party	2.

/s/ Rajesh Arora
(Rajesh Arora)